UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Stratus Technologies Bermuda Holdings Ltd. (the “Company”) previously announced, in its Form 6-K filed with the Securities and Exchange Commission on March 31, 2014, that it has entered into a Share Purchase Agreement, dated as of March 30, 2014 (the “Purchase Agreement”), among the Company, Stratus Technologies Bermuda Ltd., a wholly owned subsidiary of the Company (“Stratus”), Stratus Technologies, Inc., a wholly owned subsidiary of Stratus, and Storm Private Holdings II Ltd. (the “Buyer”). The Purchase Agreement provides for the sale by the Company to the Buyer of all of the issued share capital of Stratus, in exchange for the payment by the Buyer of certain indebtedness of the Company and its affiliates and certain transaction expenses (the “Transaction”), subject to the terms and conditions specified therein. Subsequently, the parties to the Purchase Agreement entered into an amendment which, among other things, extended the date by which the Seller is required to mail written consents seeking certain shareholder approvals to April 10, 2014.

On April 7, 2014, the Company issued a press release announcing that, to the extent that the closing of the Transaction has not previously occurred, on April 30, 2014 (the “Third Closing Date”), the Company would be required to make certain share issuances pursuant to the Subscription and Shareholders Agreement (the “Shareholders Agreement”), dated as of April 8, 2010, among the Company, Technology Holdings Ltd., the Note Purchaser Shareholders (as defined in the Shareholders Agreement) and the Second Lien Shareholders (as defined in the Shareholders Agreement). A copy of the press release is attached as Exhibit 1 hereto.

The share issuances made on the Third Closing Date would include:

•	issuances to the Second Lien Shareholders (or, in certain cases, to the holders of Loans (as defined in the Shareholders Agreement) as described below), of an aggregate of approximately 23,268,414.42 Series B Ordinary Shares and approximately 5,298,901.98 Series B Preference Shares (each as defined in the Shareholders Agreement and, collectively, the “Second Lien Third Closing Shares”); and

•	issuances to the Note Purchaser Shareholders of an aggregate of approximately 2,583,902.02 Series B Ordinary Shares and approximately 588,430.45 Series B Preference Shares (collectively, the “Note Purchaser Third Closing Shares” and, together with the Second Lien Third Closing Shares, the “Third Closing Shares”).

The Shareholders Agreement requires that the issuance of the Third Closing Shares take place on the Third Closing Date, if the cash repayment in full of the Loans has not previously occurred under the First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, among certain subsidiaries of the Company and the lenders and agents party thereto, as amended (the “Credit Agreement”). The Company anticipates that the Loans would not be discharged prior to the Third Closing Date if the closing of the Transaction has not occurred.

As required by the Shareholders Agreement, if the closing of the Transaction has not occurred and the Loans have not been repaid in full, on the Third Closing Date the Second Lien Third Closing Shares would be allocated ratably, including fractional shares, to each Second Lien Shareholder according to the aggregate principal amount of outstanding Loans held by each such Second Lien Shareholder as of the Third Closing Date, and the Note Purchaser Third Closing Shares would be allocated ratably, including fractional shares, to each Note Purchaser Shareholder according to the aggregate amount of Note Purchaser Shares held by each such Note Purchaser Shareholder as of the Third Closing Date. If a Second Lien Shareholder transferred its Loans prior to the Third Closing Date, then the Company would issue the Second Lien Third Closing Shares, ratably, to each transferee (instead of to the transferor) according to the aggregate principal amount of each such transferee’s outstanding Loans as of the Third Closing Date, subject to the execution by such transferee of a joinder and the satisfaction of other conditions specified in the Shareholders Agreement. The Shareholders Agreement does not provide for any distribution to be made in respect of the 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. or the 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc.

To facilitate the issuance of the Third Closing Shares, the Company is establishing an effective record date of April 22, 2014 (the “Record Date”). To the extent that the Transaction does not close prior to the Third Closing Date, the Third Closing Shares would be issued to the applicable holders of record as of the close of business on the Record Date, as indicated in the books and records maintained by the Company, by Wilmington Trust, National Association, as agent under the Credit Agreement, and by Coson Corporate Services Limited, as transfer agent and registrar for the Series B Ordinary Shares and the Series B Preference Shares. Accordingly, from the Record Date through the Third Closing Date, the settlement of any assignments of rights and obligations under the Credit

Agreement and the registration of any transfers of Series B Ordinary Shares or Series B Preference Shares will be delayed. Any such settlements or transfers would be processed as soon as practicable following the Third Closing Date.

Prior to the Third Closing Date, the Company will provide separate notices to each of the Second Lien Shareholders, Loan holders and Note Purchaser Shareholders that may be entitled to receive Third Closing Shares. Such notice will specify the number of Third Closing Shares that may be issued to each such holder (calculated based on their holdings as of an earlier date) on the Third Closing Date, in the event that the closing of the Transaction has not occurred and the Loans have not been repaid in full. Such notices will include additional instructions regarding receipt of Third Closing Shares in the issuance.

For more information regarding the issuance of the Third Closing Shares on the Third Closing Date, please contact a representative of the Company at: stock.administration@stratus.com.

This Form 6-K contains certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). When used in this Form 6-K, statements containing the words “believe,” “expect,” “anticipate,” “contemplate,” “estimate,” “intend,” “plan,” “project,” “seek,” “would” and similar expressions similar expressions identify forward-looking statements. Such statements relate to future events and implicate risks, uncertainties and other factors both known and unknown which, should they materialize (or should underlying assumptions or estimates prove incorrect), may cause actual results to vary materially from the forward-looking statements made. These risks, uncertainties and other factors include the following, as well as others discussed in the Company’s filings with the Securities and Exchange Commission: uncertainties associated with the Transaction; the anticipated timing of filings and approvals relating to the Transaction; the expected timing of completion of the Transaction; the ability of third parties to fulfill their obligations relating to the proposed Transaction, including providing financing under current financial market conditions; the ability of the parties to satisfy the conditions to closing of the Transaction; and general and regional economic conditions and industry trends and competition. There can be no assurance the Transaction will be completed, or that the Loans will be repaid. If the Transaction is completed and the Loans are repaid in full prior to the April 30, 2014, the Third Closing Shares will not be issued. Forward-looking statements are based on the beliefs of the Company’s management and are not guarantees of future performance. Any forward-looking statements in this Form 6-K are made as of the date hereof, and the Company undertakes no duty to update further such forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibits

Exhibit No.	Description

1	Press Release dated April 7, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: April 7, 2014	By:	/s/ Natalie Town
	Name:	Natalie Town
	Title:	Attorney-in-Fact